

July 10, 2014

Via E-mail
Mr. Hexu Zhao
Chief Financial Officer
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China

> **Re: JA Solar Holdings Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 23, 2014**
> **File No. 001-33290**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Item 18. Financial Statements

Note 15. Borrowings, page F-35

1. Your disclosure of borrowings in Note 15 does not indicate whether the terms of your borrowing agreements include any restrictive financial covenants. Please tell us and, in future filings, clarify whether restrictive financial covenants are included in the terms of your borrowing agreements. If so, please also describe your compliance with those covenants.

Note 26. Contingencies and Commitments, page F-52

2. We see that you have long-term supply agreements for polysilicon and silicon wafers. We also reference the risk factor on page 15 where you discuss your failure to perform certain obligations under a long-term polysilicon supply contract with one of your suppliers and that you are currently renegotiating the terms of the arrangement. In light of the significant declines in the market prices of polysilicon and silicon wafers in recent years, please help us better understand how you assess long-term purchase commitments for losses. In that regard:

- Please describe to us the accounting methods you apply in assessing whether losses should be accrued on long-term purchase commitments, including how your methods consider the related guidance from the FASB Codification, including Topic 440.
- With respect to the contract described on page 15, describe to us the factors you considered in concluding that there was no loss on the contract at December 31, 2013.

Note 28. Segment Information, page F-57

3. In light of the growth of your solar module business, please describe to us how you have applied the guidance from ASC 280-10-50 in concluding that your business operates as a single segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

                                        Sincerely,

                                        /s/Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief